August 8, 2005
Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549 Mail Stop 0407 United States of America
Re: Issues Regarding Enforceability of Civil Liability and Judgments in the Republic of China – Chunghwa Telecom Co., Ltd.’s Registration Statement on Form F-3 Filed July 6, 2005 File No. 333-126417
Dear Sir,

As requested by Messrs. Larry Spirgel and Ted Yu of the Division of Corporation Finance on August 5, 2005, in addition to the disclosure included in “Enforceability of Civil Liability and Judgments” in Amendment No. 4 to Form F-3 filed by Chunghwa Telecom Co., Ltd. (the “Company”) with the Securities and Exchange Commission on August 8, 2005 in connection with the sale of the Company’s shares in the form of American depositary shares (“ADSs”) (the “Offering”), we wish to further elaborate from the perspective of the laws of the Republic of China (the “ROC”) on several issues concerning the enforceability of foreign judgments in the ROC and the judication in the ROC of issues regarding the Offering. We will focus on the impediments that may arise under local ROC laws or pursuant to the local practice when the plaintiff is a foreign individual or entity. In summary:

I. No Sovereign Immunity
The Ministry of Transportation and Communications of the ROC, the selling shareholder in this Offering (“MOTC” or “Selling Shareholder”) is an agency of the ROC government. Neither the ROC government nor any of its government agencies, such as the Selling Shareholder, is entitled to invoke sovereign immunity when sued in its capacity as a party to a commercial transaction (such as the Offering). The ROC government and its government agencies may be sued in the ROC by private entities in civil proceeding in connection with such transaction. The principle may be illustrated by a ROC Supreme Court precedent dated January 1, 1930 (Ref No. 19 Shang Zi 1838) which provides that any of the ROC government’s government agencies shall be bound by private laws when entering into private commercial transactions with civilians or private business entities. A further example is provided by the recent judgment of the Taipei District Court dated June 13, 2005 (Ref No. 93 Chong Su Zi 1131), in which the Court ruled against the Department of Transportation of the Taipei Municipal Government in a proceeding filed by a private iron manufacturing company (i.e., Tang Eng Iron Works Co., Ltd.) in connection with the Taipei Municipal Government’s partial withholding of payment of the purchase amount under a manufacturing and purchase agreement of buses.

Baker & McKenzie, a Taiwanese Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

We would also like to draw the attention of Staff to the fact that although we are not aware of any precedent in which the MOTC was sued by a foreign entity for damages as a result of a dispute in connection with a commercial transaction, the ROC government and its government agencies have in the past been found liable to foreign entities for damages in connection with their commercial transactions. For example, the Taipei Municipal Government lost an arbitration proceeding in the ROC brought by a French transportation equipment provider, the French Matra Group, for breach of contract, pursuant to which the French Matra Group was awarded 1.6 billion New Taiwan dollars.

II.	Enforcement of Foreign Judgments

1.	According to Article 402 of the ROC Civil Procedure Law, any final judgment obtained against a ROC judgment debtor in any foreign court will be recognized and enforceable in the ROC without further review of its merits; provided, that the ROC court in which the enforcement is sought is satisfied that:

(i)	the foreign court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;

(ii)	the judgment and the court procedures resulting in the judgment are not contrary to the public order or good morals of the ROC;

(iii)	if the judgment was rendered by default, (a) the ROC judgment debtor was duly served in the jurisdiction of such court within a reasonable period of time in accordance with the laws and regulations of such jurisdiction, or (b) process was served upon the ROC judgment debtor with the judicial assistance of the ROC; and

(iv)	judgments of the ROC courts are recognized enforceable by the foreign courts on a reciprocal basis.

The above four conditions will apply to foreign judgments involving all types of commercial transactions, including, without limitation, the transactions contemplated in this Offering.

2.	Further to paragraph 1 above, we also confirm that there are no additional conditions to be examined if the judgment debtor in such foreign judgment is the ROC government or its government agencies, such as the Selling Shareholder.

3.

Although ROC courts may decline to enforce a judgment of a foreign court on the ground that such judgment is contrary to public order or against good morals as mentioned in paragraph 1 (iii) above, the ROC courts generally do not permit defendants, including the ROC government and its government agencies, to invoke such grounds to avoid a foreign judgment related to commercial transactions such as the Offering. As long as the four conditions listed above are satisfied in a final foreign judgment obtained by the ADS holders in a future lawsuit or proceeding in connection with this Offering, nothing has come to our attention which would suggest that the satisfaction of the four conditions will present an impediment under ROC laws or procedures for the ADS holders to seek enforcement in the ROC against the Selling Shareholder or the Company, as the case may be.

4.	The 1948 Treaty on Friendship, Commerce and Navigation between the United States of Anerica and the ROC (the “US-ROC Friendship Treaty”) provides that U.S. persons have free access to the courts of ROC. The US-ROC Frienship Treaty has been applied by the ROC courts to recognize the existence of “Reciprocity” between Taiwan and the United States of Amercia for the recognition for the purposes of enforcement of a U.S. court judgment in Taiwan. Furthermore, recent ROC judgments indicate the “U.S. Taiwan Relations Act encated on 1 January 1979” also forms another basis of “Reciprocity” between the courts of the two countries.

5.	The service of process for U.S. legal proceedings may be effected within Taiwan with the assistance of ROC courts in accordance with the procedures set forth under the law governing the Extension of Assistance to Foreign Courts.

6.	Although we are not aware of any precedent in which a foreign individual or entity sought the enforcement of a foreign judgment in the ROC against the Selling Shareholder, judgments of U.S. and other foreign courts relating to commercial transactions have been enforced in the ROC against Taiwan defendants, including a recent judgment of the Supreme Court dated October 14, 2004 (Ref No. 93 Tai Shang Zi 2082), under which the court found the foreign judgment obtained by a U.S. company, Videotape Products, Inc., to be enforceable against CMC Magnetics Corporation.

7.	Subject to Paragraph III. 1 below, there are no impediments required solely of foreign entities to bring an action against a ROC entity (including government agencies) to enforce a foreign judgment, except that (i) foreign exchange control may apply for the foreign entities to convert New Taiwan dollars into foreign currency, if necessary and (ii) the relevant documents must be translated into Chinese for ROC courts’ review.

8.

In general, enforcement can be effected on a government agency to repay a judgment debt even though there is no provision for payment of such debt in the budget of the government agency. According to the Compulsory Enforcement Law, if a debtor government agency has a budget to repay the judgment debt, the court may directly impose an order to enforce such budget payment. If the debtor government agency does not have a budget to repay the judgment debt, the court should first issue an enforcement order on the debtor government agency to urge its voluntary repayment to the judgment creditor or to the court, which will in turn forward the same to the judgment creditor. If the debtor government agency does not comply with the enforcement order, the judgment creditor may enforce the judgment against the properties of the government agency. Enforcement may be sought against the properties of a debtor governmental agency unless (i) those properties are necessary for carrying out public duties or (ii) the transfer thereof is contrary to public interests. These exceptions are narrowly construed. For instance, cash accounts, bank deposits and other liquid assets of the ROC government or its government agencies are not normally considered as subject to either of these restrictions.

III.	Bringing a Proceeding in the ROC

1.	In principle, a foreign plaintiff is subject to the same procedural requirements and due process protections afforded to a local plaintiff under ROC laws and regulations. As such, we confirm there are no impediments or “nuisance” requirements imposed on foreign individuals or entities to bring an action in Taiwan against the ROC government or its government agencies; provided, however, that non-Taiwan residents may be required to post a bond, which may be in the form of a bank guarantee, to the court of up to approximately 3% of the amount claimed plus an amount of up to NT$500,000 on account of the defendant’s legal fee (partly derived from the requirement in the ROC that the losing party in a court proceeding is responsible for the legal fees of the winning party).

2.	We confirm there are no impediments or “nuisance” requirements imposed on foreign individuals or entities to enforce a judgment of a Taiwan court against the ROC government or its government agencies. In other words, except as noted above, the foreign individual or entity will be treated in the same manner as a local creditor in enforcement proceedings in Taiwan.

3.	The discussion included in paragraph II (8) above regarding enforcement proceedings against properties of a government agency also applies to the enforcement of an ROC court judgment by a foreign plaintiff.

Should you have any further question, please feel free to let us know.

Best regards,

BAKER & McKENZIE

/s/	Baker & McKenzie